Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

Radware Ltd. Announces First Quarter 2015 Results

* Quarterly Revenues of $57.2 Million
* Quarterly Non-GAAP EPS $0.22
* Quarterly Non-GAAP Operating Margin of 19%

TEL AVIV, ISRAEL: April 30, 2015 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers, today reported quarterly revenues of $57.2 million for the first quarter of 2015. This represents an increase of 12% compared with revenues of $51.0 million for the first quarter of 2014.

Net income on a GAAP basis for the first quarter of 2015 was $6.5 million or $0.14 per diluted share, compared with net income of $4.1 million or $0.09 per diluted share for the first quarter of 2014.

Net income on a Non-GAAP basis for the first quarter of 2015 was $10.5 million or $0.22 per diluted share, compared with net income of $7.8 million or $0.17 per diluted share for the first quarter of 2014.

At the end of the first quarter 2015, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $321.9 million.

“We are pleased with our continued steady growth in the first quarter which was fueled by strong performance from our security and cloud solutions,” says Roy Zisapel, president and chief executive officer, Radware. “We will maintain our strong focus to address the critical needs of our customers in cyber security through our data center solutions and cloud services.”

During the first quarter of 2015, Radware released the following significant announcements:

•	Radware Launches its Newest Application Delivery Controller Platform – Alteon NG 5208
•	Radware Integrates Application Delivery and Security Services into Cisco’s Application Centric Infrastructure
•	ADCs Move Beyond Load Balancing Into Critical Security Role for Enterprises

•	Radware’s Attack Mitigation System Selected by BlackMesh - Provides Customers Protection Against DDoS Without Impacting Legitimate Traffic
•	Radware Introduces New Attack Mitigation Platform for High Volume Cyber-Attacks
•	Radware Introduces LinkProof NG – New Enterprise Gateway Solution to Optimize WAN Connectivity
•	Despite Faster Networks and Devices, Radware Report Reveals Web Performance is still Subpar

Company management will host a quarterly investor conference call at 8:45am ET on April 30, 2015. The call will focus on financial results for the quarter ending March 31, 2015 and other matters related to the Company’s business.

The conference call will be webcast on April 30, 2015 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the first quarter 2015 call:

Participants in the US call: Toll Free 1 (800) 230-1074
International participants call: +1 612 288-0337
Conference ID:  357295

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2015 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov  or may be obtained on Radware’s website at www.radware.com.

Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2014	March 31, 2015
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	44,979	30,654
Available-for-sale marketable securities	29,448	26,434
Short term bank deposits	29,989	19,650
Trade receivables, net	25,637	25,946
Other receivables and prepaid expenses	8,107	8,227
Inventories	16,844	16,253
	155,004	127,164
Long-term investments
Available-for-sale marketable securities	114,519	99,494
Long-term bank deposits	111,754	145,627
Severance pay funds	3,040	2,938
	229,313	248,059

Property and equipment, net	20,592	21,691
Intangible assets, net	4,756	4,405
Other long-term assets	3,234	3,287
Goodwill	30,069	30,069

Total assets	442,968	434,675

Current liabilities
Trade payables	9,817	7,107
Deferred revenues, other payables and accrued expenses	66,009	69,124
	75,826	76,231

Long-term liabilities	33,445	32,997

Shareholders’ equity
Share capital	654	656
Additional paid-in capital	294,084	298,509
Accumulated other comprehensive income	211	802
Treasury stock, at cost	(41,153)	(60,880)
Retained earnings	79,901	86,360
Total shareholders’ equity	333,697	325,447

Total liabilities and shareholders' equity	442,968	434,675

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the three months ended March 31,
	2014	2015
	(Unaudited)	(Unaudited)

Revenues	51,010	57,224
Cost of revenues	9,446	(10,100)
Gross profit	41,564	47,124
Operating expenses:
Research and development, net	10,558	11,951
Selling and marketing	22,412	23,580
General and administrative	5,002	4,097
Total operating expenses	37,972	39,628
Operating income	3,592	7,496
Financial income, net	1,545	650
Income before income taxes	5,137	8,146
Income taxes	(1,054)	(1,687)
Net income	4,083	6,459

Basic net earnings per share	$0.09	$0.14

Weighted average number of shares used to compute basic net earnings per share	44,941,036	46,398,833

Diluted net earnings per share	$0.09	$0.14

Weighted average number of shares used to compute diluted net earnings per share	46,866,837	47,449,320

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2014 (Unaudited)	2015 (Unaudited)
GAAP net income	4,083	6,459

Stock-based compensation expenses, included in:
Cost of revenues	10	34
Research and development	259	618
Selling and marketing	594	889
General and administrative	668	676
	1,531	2,217
Amortization of intangible assets included in:

Cost of revenues	319	313
Selling and marketing	163	38
	482	351

Exchange rate differences, net on balance sheet items included in financial income, net	(130)	631

Litigation costs	1,819	812

Non-GAAP net income	7,785	10,470

Non-GAAP diluted net earnings per share	$0.17	$0.22

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,866,837	47,449,320